================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of March, 2008

                        Commission File Number: 000-21742

                                   Acergy S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

================================================================================

Attached herewith as Exhibit 99.1 is a press release, dated March 11, 2008, whereby Acergy S.A. (the "Company" or "Acergy") announced that Mr. Jean P. Cahuzac will join Acergy as Chief Executive Officer with effect from April 14, 2008. Mr. Cahuzac will join the Board following the Annual General Meeting on May 23, 2008 subject to shareholder approval.

Prior to joining Acergy, Mr. Cahuzac gained over 29 years experience in the offshore industry, formerly with Schlumberger, and latterly at Transocean, where he held the positions of Chief Operating Officer and then President, prior to the recent merger with Global SantaFe.

As announced in December last year Mr. Ehret will continue to work as an Executive Director during the handover period to Mr. Cahuzac and it is confirmed that he will take up the non-Executive Directorship on the Board with effect from June 30, 2008.

Career Profile:

Jean P. Cahuzac has over 29 years of experience within the offshore oil and gas industry, having held various technical and senior management positions around the world. His service included a variety of technical, engineering and managerial positions in Africa, Brazil, the UK and the USA.

2000 - Present     Transocean Inc. roles included:
     o Executive, V.P., Assets following the Company merger with Global SanteFe in late 2007
     o    President, based in Houston, USA
     o    Executive V.P. & Chief Operating Officer, based in Houston, USA.
     o EVP & Operations Manager Europe / Africa / Middle East, based in Houston, USA

1979 - 2000        Schlumberger - Sedco Forex roles included:
     o    President, based in Paris, France
     o Executive V.P. - Unit Manager Europe - Africa, based in Aberdeen, UK and Paris, France
     o    V.P. Engineering and shipyards manager, based in Paris, France
     o    Division Manager - France, UK, based in Aberdeen, UK
     o Field Engineer, based in various locations including Algeria, Brazil, France, Gabon, Libya, Nigeria and the UK

     o    1978 - 1979: French Navy
     o 1977 - 1978: French Petroleum Institute, Paris, France (Petroleum Engineering)
     o    1974 - 1977: Ecole des Mines, St Etienne, France (Mechanical
          Engineering)
     o An active member and director of the International Association of Drilling Contractors and a member in the Society of Petroleum Engineers

The Board engaged the services of RSR Partners to assist in identifying candidates for the Chief Executive position and the successful completion of this process.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-

85168, No. 333-9292, No. 333-74321, No. 333-124983 and No. 333-124997) and the
Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. These statements include, but are not limited to, statements as to the expected commencement dates of Mr. Cahuazc as Chief Executive Officer and as a Director of Acergy and statements as to Mr. Ehret's expected continuation as a non-Executive Director of Acergy. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: March 12, 2008                              By: /s/ Stuart Jackson
                                                     ---------------------------
                                                  Name:  Stuart Jackson
                                                  Title: Chief Financial Officer